

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 7, 2007

Mr. Charles Rice
Chief Executive Officer and President
Lucy's Cafe, Inc.
2685 Park Center Drive, Building A
Simi Valley, CA 93065

Re: Lucy's Cafe, Inc.
Registration Statement on Form SB-2
Filed on February 9, 2007
File No. 333-140591

Dear Mr. Rice:

We have reviewed your filing and have the following comments. We have limited our review of your Form SB-2 to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update the financial statements and related financial information to include the December 31, 2006 results, as required by Rule 301 of Regulation S-B.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

General and Administrative, page 28

2.   We understand that you incurred charges of $920,000 for services which were paid for with options and warrants in lieu of cash. You state that the respective exercise prices of the options and warrants were determined in a prior period. Please tell us why the exercise prices were determined in a prior period and how that impacted your accounting for these instruments.

Pro Forma Financial Statements

Notes to Unaudited Pro Forma Financial Statements, page F-5

3.   Revise to include an introductory paragraph that clearly and concisely sets forth a description of (i) the transaction presented; (ii) the entities; and (iii) the periods involved and an explanation of what the pro forma presentation shows. Specifically, please explain what each column represents. Please refer to Article 11-02(b)(2) of Regulation S-X for guidance. Further, we believe that your current presentation, beginning on page F-5, is difficult to follow and includes lengthy and duplicative disclosures. Please revise to clearly and concisely provide the information required for your investors to understand your pro forma financial statements.

Pro Forma Balance Sheet, page F-2

4.   Please revise notes 1 – 5 to present the adjustments to the balance sheet as if the transaction occurred on September 30, 2006, as prescribed by Rule 11-02(b)(6) of Regulation S-X.

5.   We refer to adjustment 2 to your pro forma balance sheet. Please revise to clarify the reason it is necessary to reflect the conversion of the interest accrued on the Series A convertible promissory note. Further, please clarify that you are also reflecting the conversion of the notes in this adjustment.

6.   We refer to adjustment 3 to your pro forma balance sheet. Please revise the note to clarify the nature of the adjustment and provide more specific detail about the material assumptions used to determine the estimated potential liability. It appears that a few words are missing from the first sentence in this note, please revise accordingly.

7.   We refer to adjustment 5 to your pro forma balance sheet. It is not clear how you have presented the transactions referred to in the second and third paragraphs of note 5 in your pro forma financial statements, and what they represent. Please revise to clarify.

8.   Revise to delete adjustment 7 in your pro forma balance sheet. As stated in the first comment in this section, the pro forma balance sheet should reflect the transaction as if it had occurred on September 30, 2006, as prescribed by Rule 11-02(b)(6) of Regulation S-X.

9.   We refer to adjustment 10 in your pro forma balance sheet. We believe that the acquisition of a private operating company by a shell company represents a recapitalization of Lucy's Cafe. Accordingly, the equity section of the combined company should present the equity of Lucy's Cafe, the legal acquirer, with the retained deficit of InterMetro. Please tell us if the adjustments presented reflect this assumption and clarify the footnote accordingly.

10.   We refer to adjustment 13. It is not clear why you are referring to "this 8-K." Please revise accordingly.

11.   It appears that the disclosures found on page F-5 discussing the acquisition of ATI by InterMetro are duplicated on page F-8. Please revise to provide clear, concise disclosures where most appropriate.

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        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Accountant, at (202) 551-3363 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Andrew Turney (*via facsimile*)